1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Allison M. Fumai allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

November 25, 2019

Securities and Exchange Commission

Washington, D.C. 20549

Attention: Ryan Sutcliffe, Division of Investment Management

Re:	RiverNorth Opportunities Fund, Inc. (the “Fund”) File Nos. 333-225152; 811-22472

Dear Mr. Sutcliffe:

We are writing in response to telephonic comments provided on November 14, 2019 with respect to Post-Effective Amendment No. 7 to the Fund’s registration statement filed on Form N-2 under the Securities Act of 1933, as amended (“Securities Act”), and Amendment No. 19 to the Fund’s registration statement filed under the Investment Company Act of 1940, as amended (“1940 Act”), on October 1, 2019 on behalf of the Fund, a closed-end investment company. The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf.

On behalf of the Fund, set forth below are the SEC staff’s (the “Staff”) comments along with our responses to or any supplemental explanations of such comments, as requested.

General

Comment 1. Please update or provide all missing or bracketed information prior to filing the Fund’s registration statement.

Response 1. We hereby confirm that all missing or bracketed information will be updated or provided prior to filing the Fund’s registration statement.

Prospectus

Comment 2. Pursuant to Instruction 1 of Item 1 of Form N-2, please provide on the cover page the market price at which the Fund’s shares of common stock traded as of the latest practicable date.

Response 2. The disclosure has been revised accordingly.

Mr. Ryan Sutcliffe November 25, 2019 Page 2

Comment 3. If there are any overallotment arrangements associated with this offering, please provide the information required by Item 2.2 and Rule 481(d) of the Securities Act within the cover page section.

Response 3. The Fund respectfully acknowledges your comment. Any offering made pursuant to this shelf registration statement will describe the terms of the offering, including any overallotment arrangement, in the applicable prospectus supplement.

Comment 4. The Staff takes the position that the cover page should generally be no more than two pages unless additional information is required by Form N-2 or by law. Please remove non-essential items not required by Form N-2 or by law.

Response 4. The disclosure has been revised accordingly.

Comment 5. The “Prospectus Summary—Principal Investment Strategies” section states “There are no limits on the Fund’s portfolio turnover” while disclosure elsewhere suggests that the Fund may have high portfolio turnover rates. Accordingly, please summarize the consequences of high portfolio turnover to the Fund and its shareholders.

Response 5. We respectfully acknowledge your comment, but do not believe that additional disclosure regarding the risks of high portfolio turnover is appropriate for this Fund. The execution of the Fund’s principal investment strategy is generally not expected to result in high portfolio turnover for the Fund; we note that the Fund has not incurred a portfolio turnover rate across either of the two most recent fiscal periods ended July 31, 2019 and July 31, 2018. Disclosures regarding the potential for high turnover currently contained in the Fund’s prospectus are not made in reference to the strategy as a whole, but rather to the fact that the execution of certain portions of the Fund’s strategy might lead to increased turnover and include a brief summary of the consequences of this increase should it occur. We believe this disclosure is appropriate for the Fund, but also acknowledge the Fund’s responsibility to reevaluate the appropriateness of adding additional disclosure regarding the consequences of high portfolio turnover in connection to future amendments to the Fund’s registration statement.

Comment 6. The Staff strongly encourages all funds to list their principal risks in order of importance. The current disclosure is organized alphabetically. See ADI 2019-08 – Improving Principal Risks Disclosure.

Response 6. We respectfully acknowledge your comment but respectfully decline to make the suggested change. The Fund is not aware of a requirement in Form N-2 that a fund’s principal risks be set forth in any particular order, and the Fund believes that the current disclosure adequately and clearly describes the principal risks of investing in the Fund. In addition, the comparative importance of each principal risk will vary over time based on a variety of economic, market and other factors. Therefore, the Fund believes that re-ordering its risks to emphasize certain risks over others could potentially be misleading to investors. Accordingly, no changes have been made in response to this comment.

Mr. Ryan Sutcliffe November 25, 2019 Page 3

Comment 7. Please disclose the risks that the market price of an exchange-traded fund (“ETF”) may deviate from the value of the ETF’s underlying portfolio holdings, particularly in times of market stress, with the result that investors may pay significantly more or receive significantly less than the underlying value of the ETF’s shares. For clarity, consider disclosing that this can be reflected as a spread between bid and ask prices for the ETF’s shares quoted during the day, or a premium or discount to the ETF’s closing net asset value.

Response 7. The disclosure has been revised accordingly.

Comment 8. Please disclose the risk that an active trading market for shares of an ETF may not develop or be maintained. Please also note that in times of market stress, market makers or authorized participants may step away from their respective roles in making a market of shares in an ETF and in executing purchase or redemption orders. Please disclose that this could lead to variances between the market price of an ETF’s shares and the underlying value of those shares.

Response 8. The disclosure has been revised accordingly.

Comment 9. Please confirm whether securities underlying an ETF are traded outside a collateralized settlement system. If so, please disclose that there are a limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis. Please also disclose that to the extent that those authorized participants exit the business or unable to process creation and/or redemption orders, and no other authorized participant is able to step forward to do so, there may be a significantly diminished trading market for the ETF’s shares. In addition, please note that this could lead to differences between the market price of an ETF’s shares and the underlying value of those shares.

Response 9. The disclosure has been revised accordingly.

Comment 10. Please disclose that where all or a portion of an ETF’s underlying securities trade in a market that is closed, when the market in which the ETF’s shares are listed and trading is open, there may be changes between the last quote from its closed, foreign market and the value of such security during the ETF’s domestic trading day. In addition, please note that this could, in turn, lead to differences between the market price of an ETF’s shares and the underlying value of those shares.

Mr. Ryan Sutcliffe November 25, 2019 Page 4

Response 10. The disclosure has been revised accordingly.

Comment 11. Please disclose that in stressed market conditions, the market for an ETF’s shares may become less liquid in response to deteriorating liquidity in the markets for the ETF’s underlying portfolio holdings. Please also note that this adverse effect on liquidity for an ETF’s shares, in turn, could lead to differences between the market price of an ETF’s shares and the underlying value of those shares.

Response 11. The disclosure has been revised accordingly.

Comment 12. Please disclose that purchases and redemptions of creation units primarily with cash rather in-kind delivery of portfolio securities may cause an ETF to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses that the ETF may not have incurred if the redemption had been made in-kind. In addition, please disclose that these costs could be imposed on the ETF and thus decrease an ETF’s NAV to the extent that the costs are not offset by a transaction fee payable by an authorized participant.

Response 12. The disclosure has been revised accordingly.

Comment 13. The “Risks—Senior Loan Risks” section states “The Underlying Funds may invest in senior secured floating rate and fixed-rate loans (‘Senior Loans’).” Please consider whether the expected discontinuation of LIBOR is a principal risk for the Fund. If you believe that it is not, please supplementally explain why this is not a principal risk. Otherwise, please describe how the expected discontinuation of LIBOR could affect the Fund’s investments, including: (i) if the Fund will invest in instruments that pay interest at floating rates based on LIBOR that do not include a fallback provision that addresses how interest rates will be determined if LIBOR stops being published, how it will affect the liquidity of these investments; and (ii) how the transition to any successor rate could impact the value of investments that reference LIBOR.

Response 13. We do not believe the expected discontinuation of LIBOR is a principal risk for the Fund, as it relates primarily to certain underlying funds in which the Fund invests, not the Fund itself. Further, for the applicable underlying funds, this risk may only apply to limited tranches of the fund’s overall portfolio, further reducing the risk to the Fund. While we do not believe it is a principal risk of the Fund requiring its own disclosure, we acknowledge your comment and have revised the “Risks—Senior Loan Risks” section to incorporate additional disclosure relating to the risks of LIBOR’s discontinuation.

Mr. Ryan Sutcliffe November 25, 2019 Page 5

Statement of Additional Information

Comment 14. Mr. Raio does not currently appear in the compensation table in the “Board Members and Officers—Compensation of Directors” section. In accordance with Item 18 of Form N-2, please include the compensation information for Mr. Raio and disclose that Mr. Raio is an interested director of the Fund.

Response 14. The disclosure has been revised accordingly.

Comment 15. Mr. Raio does not currently appear in the director ownership table in the “Board Members and Officers—Director Ownership in the Fund” section. In accordance with Item 18 of Form N-2, please include Mr. Raio’s ownership information and disclose that Mr. Raio is an interested director of the Fund.

Response 15. The Fund respectfully submits that Mr. Raio was not a director of the Fund as of the end of the most recently completed calendar year. However, the table has been revised for greater clarity of this fact.

Part C

Comment 16. Please revise the line items in Item 27 or confirm the accuracy of the Item 27 calculation.

Response 16. The disclosure has been revised accordingly.

* * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at 212-698-3526. Thank you.

Sincerely,

/s/Allison M. Fumai
Allison M. Fumai